
03025828

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K


SEC MAIL
RECEIVED
PROCESSING
JUN 3 0 2003
WASH. D.C.
161
SECTION

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2002

Commission file number 1-6187

PROCESSED
JUL 02 2003
THOMSON
FINANCIAL

ALBERTSON'S EMPLOYEES' TAX DEFERRED SAVINGS PLAN

(Full title of the Plan)

ALBERTSON'S, INC.

(Name of Issuer of the Securities
Held Pursuant to the Plan)

250 Parkcenter Boulevard
Boise, Idaho 83726

(Address of Issuer's Principal Executive Office)

Items 1 through 3 Financial Statements and Schedules.

Albertson's Employees' Tax Deferred Savings Plan

Financial Statements as of and for the Years Ended December 31, 2002 and 2001, Supplemental Schedule as of December 31, 2002 and Independent Auditors' Report

ALBERTSON'S EMPLOYEES' TAX DEFERRED SAVINGS PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
101 South Capitol Boulevard
Suite 1800
Boise, Idaho 83702-5987

Tel: (208)342-9361
Fax: (208)342-2199
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Albertson's Employees' Tax
Deferred Savings Plan
Boise, Idaho

We have audited the accompanying statements of net assets available for benefits of Albertson's Employees' Tax Deferred Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 13, 2003

Deloitte
Touche
Tohmatsu

ALBERTSON'S EMPLOYEES' TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investments (Note 3)	$ 16,987,190	$ 24,633,846
RECEIVABLES:		
Accrued interest receivable	1,238	735
Contribution receivable	8,451	15,928
NET ASSETS AVAILABLE FOR BENEFITS	$ 16,996,879	$ 24,650,509

See notes to financial statements.

ALBERTSON'S EMPLOYEES' TAX DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2001 AND 2000

	2002	2001
ADDITIONS:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments (Note 3)	$ (4,252,215)	$ 980,432
Dividends	279,994	308,805
Interest	194,877	219,545
Net investment income (loss)	(3,777,344)	1,508,782
Participant contributions	447,166	815,631
Demutalization proceeds (Note 3)		1,300,032
Total additions	(3,330,178)	3,624,445
DEDUCTIONS:		
Benefits paid to participants	2,406,994	2,631,457
Administrative expenses	40,231	49,736
Transfers (Note 1)	1,876,227	369,024
Total deductions	4,323,452	3,050,217
INCREASE (DECREASE) IN NET ASSETS	(7,653,630)	574,228
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	24,650,509	24,076,281
End of year	$ 16,996,879	$ 24,650,509

See notes to financial statements.

ALBERTSON'S EMPLOYEES' TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF PLAN

The following brief description of Albertson's Employees' Tax Deferred Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution plan established February 1, 1986 for eligible employees of Albertson's, Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan was amended and restated on September 26, 1999, as a result of the Company's adoption of the Albertsons Savings and Retirement Estates ("ASRE"), a profit sharing plan with Section 401(k) features. Company employees eligible to participate in ASRE began making Section 401(k) elective deferrals under ASRE instead of the Plan effective as of such date.

During 2002 and 2001, assets in the amount of $1,876,227 and $369,024, respectively, were transferred from the Plan to the ASRE. The transfers in 2001 occurred due to certain participants (non-collectively bargained members) becoming members of the ASRE plan subsequent to the merger agreement with American Stores Company in June 1999. However, the transfers in 2002 primarily represented the assets of certain collectively bargained members who bargained for participation in ASRE, effective beginning in January 2002.

Eligibility—An employee of the Company shall become an eligible participant in the Plan as of the date the employee completes one year of service during which he or she works 1,000 hours and has attained age 21. Employees covered under a collective bargaining agreement are not eligible to participate in the Plan unless such agreement provides that either the Albertsons Salaried Employees' Pension Plan or the Albertsons Employees' Corporate Pension Plan shall be applicable to the employees covered by such agreement. Employees covered under the ASRE are not eligible to participate in the Plan.

Contributions—The Plan provides for participants to elect to enter into a Salary Deferral Agreement ("Agreement") with the Company, whereby the participant may defer up to 15% of their salary. Amounts deferred will be contributed to the Plan for the participants. The participant directs the investment of the contribution into various investment options, including guaranteed interest contracts, pooled separate accounts, and Company stock. The Company does not make any additional contributions. Amounts deferred pursuant to the Agreement and contributed to the Plan are not taxable to the participants until distributed from the Plan to the participants.

Investment Manager and Custodian—The Plan has entered into an investment and recordkeeping contract with Principal. Principal maintains the contributions in pooled funds. The accounts are credited with earnings on the underlying investments and charged for Plan withdrawals and certain investment expenses charged by Principal.

The pooled separate funds are included in the financial statements at contract value because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the pooled separate accounts approximates contract value. The pooled separate funds and their average return for 2002 and 2001, respectively, include the Real Estate Fund—3.77% and 6.56%, Bond and Mortgage Fund—9.73% and 8.23%, International Stock Fund—(15.57)% and (24.17)%, Stock Index Fund—(22.38)% and (12.34)%, Bond Emphasis Balanced Fund—(4.17)% and (.70)%, and Large Company Blend Fund—(25.25)% and (17.62)%.

The pooled general funds are included in the financial statements at fair market value because they are not fully benefit responsive. The pooled general funds include the Three Year Guaranteed Interest Fund and Five Year Guaranteed Interest Fund.

Principal performs certain recordkeeping and reporting functions on behalf of the Trustees of the Plan. U.S. Bank is the custodian of the Albertson's, Inc. common stock held in the Albertson's, Inc. Common Stock Fund.

Participant Loans—Under certain circumstances participants may borrow against their vested account balances. Loans are limited to 50% of the participant's vested account balance, with a maximum outstanding loan balance of $50,000. The interest rate on participant loans is set at the prime rate on the first business day of the month in which the loan is requested, plus 1%. The interest rate so determined will remain fixed through the duration of the loan. All loans must be repaid within five years except for loans for the initial purchase of a primary residence which have a maximum repayment period of 10 years.

Allocation of Earnings—Gains and losses on the investments are allocated to participants' accounts based upon relative fund account balances at regular valuation dates specified by Principal.

Vesting—Participant account balances are fully vested immediately and nonforfeitable.

Payments of Benefits—Depending on the value of the vested interest at time of termination and the reason for termination (death, disability, retirement, other), several options are available to a participant or beneficiary which include:

1) Lump sum cash distribution

2) Direct rollover to IRA or other qualified plan

3) Transfer to a "Personal Retirement Account" under the Albertson's Plan (participant only)

4) Annuity (beneficiary only)

5) Interest Draft Account (beneficiary only)

6) Flexible Income (beneficiary only)

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investment in Albertson's, Inc. Common Stock is stated at fair value based on quoted market prices. The benefit-responsive investment contracts are valued at contract value; all other investment contracts are stated at estimated fair value based on quoted market prices.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits—Benefits payments to participants are recorded upon distribution.

Administrative Expenses—U.S. Bank administrative expenses and a portion of other administrative expenses are paid by the Company. All remaining administrative expenses are paid by the participants of the Plan.

3. INVESTMENTS

On December 10, 2001, the Plan received $1,300,032 from Principal due to the Principal Mutual Holding Co. demutualization. The funds were invested in the First American Prime Cash Fund and will be used for the benefit of eligible participants.

The Plan's investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001 are as follows:

	2002	2001
Investment at Fair Value Determined by Quoted Market Price:		
Albertson's, Inc. Common Stock Fund	$ 7,592,119	$ 12,330,106
First American Prime Obligation (Cash Equivalent)	$ 1,319,465	$ 1,300,032
Investments at Contract Value:		
Large Company Blend	$ 1,329,097	$ 2,164,399
Stock Index 500 Fund	$ 1,594,047	$ 2,524,160
Investments at Estimated Fair Value:		
Three Year Guaranteed Interest Fund	$ 1,349,506	$ 1,785,091
Five Year Guaranteed Interest Fund	$ 1,503,479	$ 1,757,040

For the years ended December 31, 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	2002	2001
Investment at Fair Value Determined by Quoted Market Price:		
Albertson's, Inc. Common Stock Fund	$(3,208,938)	$2,058,041
Investments at Contract Value:		
Large Company Blend	(492,053)	(501,893)
Bond and Mortgage Fund	42,610	32,323
International Stock Fund	(91,827)	(265,956)
Stock Index 500 Fund	(510,539)	(381,996)
Bond Emphasis Balanced Fund	(14,372)	(3,090)
Real Estate Fund	22,138	37,675
Investments at Estimated Fair Value:		
Three Year Guaranteed Interest Fund	24	2,163
Five Year Guaranteed Interest Fund	742	3,165
	$(4,252,215)	$ 980,432

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are 100% vested in their accounts.

* * * * * *

SUPPLEMENTAL SCHEDULE

ALBERTSON'S EMPLOYEES' TAX DEFERRED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
*	Albertson's, Inc.	Albertson's, Inc. Common Stock Fund Employer Securities		$ 7,592,119
*	Principal Mutual Life Insurance Co.	Three Year Guaranteed Interest Fund Pooled General Account		1,349,506
*	Principal Mutual Life Insurance Co.	Five Year Guaranteed Interest Fund Pooled General Account		1,503,479
*	Principal Mutual Life Insurance Co.	Large Company Blend Pooled Separate Account		1,329,097
*	Principal Mutual Life Insurance Co.	Real Estate Fund Pooled Separate Account		569,720
*	Principal Mutual Life Insurance Co.	Bond and Mortgage Fund Pooled Separate Account		499,889
*	Principal Mutual Life Insurance Co.	International Stock Fund Pooled Separate Account		497,044
*	Principal Mutual Life Insurance Co.	Stock Index 500 Fund Pooled Separate Account		1,594,047
*	Principal Mutual Life Insurance Co.	Bond Emphasis Balanced Fund Pooled Separate Account		385,630
*	Principal Mutual Life Insurance Co.	Participant Loans, 6.25% to 9% interest		347,194
*	First American Prime	First American Prime Obligation		1,319,465
				$ 16,987,190

*Denotes permitted party-in-interest.

**Cost of asset information not required

Deloitte & Touche LLP
Suite 1800
101 South Capitol Boulevard
Boise, Idaho 83702

Tel: (208) 342-9361
Fax: (208) 342-2199
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements Nos. 33-2139, 33-15062, 33-43635, 33-62799 and 333-87773 of Albertson's, Inc. and subsidiaries on Form S-8 of our report dated June 13, 2003, appearing in the Annual Report on Form 11-K of Albertson's Employees' Tax Deferred Savings Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

Boise, Idaho
June 27, 2003

Deloitte
Touche
Tohmatsu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ALBERTSON'S EMPLOYEES'
TAX DEFERRED SAVINGS PLAN
(Name of Plan)



Date: June 27, 2003

BY: Kathy J. Herbert
Trust Chair

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Albertson's Employees' Tax Deferred Savings Plan (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kathy J. Herbert, Trust Chair of the Plan, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 27, 2003



Kathy J. Herbert
Trust Chair

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Albertson's Employees' Tax Deferred Savings Plan (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Felicia D. Thornton, Trustee of the Plan, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 27, 2003



Felicia D. Thornton
Trustee

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.